                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                                   SYLVAN INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 2 of 10 Pages
----------------------------                          --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    280,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                280,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     280,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 3 of 10 Pages
----------------------------                          --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    280,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                280,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     280,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 4 of 10 Pages
----------------------------                          --------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.          Security and Issuer.
                 -------------------

                 This  statement  relates to shares (the "Shares") of the common stock,  $.001 par  value  per  share  ("Common  Stock"),  of  Sylvan  Inc.  (the
"Issuer"). The principal executive offices of the Issuer are located at 333 Main
Street, P.O. Box 249, Saxonburg, Pennsylvania 16056-0249.

Item 2.          Identity and Background.
                 -----------------------

                 (a) This  Statement  is filed by Steel  Partners  II,  L.P.,  a
Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

                 Steel Partners,  L.L.C., a Delaware limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                 Each of the foregoing  are referred to as a "Reporting  Person"
and  collectively  as the  "Reporting  Persons".  By virtue of his position with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's Shares owned by Steel Partners II.  Accordingly,  the Reporting Persons
are hereby filing a joint Schedule 13D.

                 (b) The principal  business address of each Reporting Person is
150 East 52nd Street, 21st Floor, New York, New York 10022.

                 (c) The principal business of Steel Partners II is investing in the  securities  of  small  cap  companies.  The  principal  occupation  of  Mr.
Lichtenstein is investing in the securities of small cap companies.

                 (d) No Reporting  Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                 (e) No Reporting  Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 5 of 10 Pages
----------------------------                          --------------------------

                 (f) Mr.  Lichtenstein  is a  citizen  of the  United  States of
America.

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 The aggregate  purchase  price of the 280,900  Shares of Common
Stock owned by Steel Partners II is $3,549,595. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.          Purpose of Transaction.
                 ----------------------

                 The  Reporting  Persons  purchased  the  Shares  based  on  the
Reporting  Persons'  belief  that  the  Shares  at  current  market  prices  are undervalued and represent an attractive investment  opportunity.  Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons, and the availability of Shares of Common Stock at prices that would make the purchase of additional  Shares  desirable,  the Reporting Persons may  endeavor to increase  their  position  in the Issuer  through,  among other things,  the purchase of Shares of Common Stock on the open market or in private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

                 No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion of any of the actions  discussed  above.  Each of the Reporting
Persons intends to review its investment in the Issuer on a continuing basis and engage in discussions  with  management and the Board of Directors of the Issuer concerning the business, operations,  litigation matters and future plans of the
Issuer. Depending on various factors including, without limitation, the Issuer's financial  position  and  investment  strategy,  the price  levels of the Common
Stock,  conditions in the securities  market,  and general economic and industry conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their  investment in the Issuer as they deem  appropriate  including,
without  limitation,   communicating  with  other  stockholders,  seeking  Board
representation, making proposals to the Issuer concerning the capitalization and operations  of the  Issuer,  purchasing  additional  Shares of  Common  Stock or selling some or all of their Shares or to change their intention with respect to any and all matters referred to in Item 4.

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 6 of 10 Pages
----------------------------                          --------------------------

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon  5,431,831  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's  Quarterly  Report on Form 10-Q for the fiscal  quarter ended March
31, 2002.

                 As of the close of business on June 5, 2002,  Steel Partners II beneficially  owned 280,900 Shares of Common Stock,  constituting  approximately
5.2% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 280,900
Shares,   constituting  approximately  5.2%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 280,900
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                 (b) By virtue of his  positions  with  Steel  Partners  II, Mr.
Lichtenstein  has the sole power to vote and  dispose of the Shares  reported in this Schedule 13D.

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past sixty days by the Reporting  Persons.  All of such transactions were effected in the open market.

                 (d) No person other than the Reporting Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such Shares of the Common Stock.

                 (e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships
                 With Respect to Securities of the Issuer.
                 ----------------------------------------

                 Other  than  as  described  herein,  there  are  no  contracts, arrangements  or  understandings  among the  Reporting  Persons,  or between the
Reporting  Persons and any other Person,  with respect to the  securities of the
Issuer.

Item 7.          Material to be Filed as Exhibits.
                 --------------------------------

                 1.          Joint Filing Agreement.

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 7 of 10 Pages
----------------------------                          --------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 2002                      STEEL PARTNERS II, L.P.

                                            By:  Steel Partners, L.L.C.
                                                 General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                ------------------------------
                                                Warren G. Lichtenstein
                                                Chief Executive Officer

                                            /s/ Warren G. Lichtenstein
                                            ------------------------------
                                            WARREN G. LICHTENSTEIN

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 8 of 10 Pages
----------------------------                          --------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                    Date of
       Purchased                     Share($)                    Purchase
      -----------                   ----------                   --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

         60,500                      12.3831                     5/14/02
         17,400                      12.2900                     5/15/02
         29,000                      12.3829                     5/16/02
          4,000                      12.4550                     5/17/02
          1,700                      12.8450                     5/22/02
         50,000                      12.8950                     5/23/02
         45,500                      12.8750                     5/24/02
         69,000                      12.7094                     5/28/02
          1,800                      12.7721                     5/30/02
          2,000                      12.6550                     6/03/02

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

----------------------------                          --------------------------
CUSIP No. 871371100                   13D               Page 9 of 10 Pages
----------------------------                          --------------------------

                                  EXHIBIT INDEX

Exhibit                                                               Page
-------                                                               ----
1.   Joint Filing Agreement                                            10

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CUSIP No. 871371100                   13D               Page 10 of 10 Pages
----------------------------                          --------------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated June 5,
2002 (including  amendments  thereto) with respect to the Common Stock of Sylvan
Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  June 5, 2002                          STEEL PARTNERS II, L.P.

                                              By:  Steel Partners, L.L.C.
                                                   General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ---------------------------
                                                  Warren G. Lichtenstein
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              -------------------------------
                                              WARREN G. LICHTENSTEIN